

International Markets in Review: Third Quarter 2006

The international markets rebounded strongly in the third quarter after bottoming in mid-June as inflation concerns, fear of interest rate hikes, and energy prices declined. Overall, Europe was the strongest performing region, in particular, Spain increased +11.0% in U.S. dollar terms due to stronger than anticipated economic growth and merger & acquistion activity. Asia was also positive with India, Indonesia, and the Philippines up in excess of +17%, in U.S. dollar terms.

- Sit International Growth Fund
- Sit Developing Markets Growth Fund

September Performance Returns Now Available

Sit Mutual Funds' September 2006 performance returns are now available. To view the results go to the Performance page.

StarTribune

Minneapolis Star Tribune features Sit family in recent article.

Second Quarter 2006 Fund Information

In-depth statistical information about the Funds' performance and portfolio structure is now available as of the second quarter.

Investment Planning Calculator

Helps investors estimate the growth of investments over time. An additional feature compares historical performance in various asset allocations to assess a portfolio's potential risks and rewards. The calulator is free and available upon request.



Sit Investment Associates Nominated for UK Pensions Award


2006

Sit Investment Associates (SIA) was a finalist candidate for "Investment Manager of the Year" at the 2006 UK Pensions Awards. The Awards recognize

service providers who offer the highest level of service to occupational pension schemes and their members in the United Kingdom.

Sit Investment Associates is investment adviser to Sit Mutual Funds.

Important Legal Information

- The Sit Mutual Funds referred to in this site are offered and sold only to persons residing in the United States, and are offered by Prospectus only. By using this site you agree to our Terms of Use.
- Information in this site does not constitute an offer to sell, or a solicitation of an offer to buy shares of any Sit Mutual Funds. Shares of the Sit Mutual Funds will not be offered or sold to any person in any jurisdiction in which such offer, solicitation, purchase or sale would be unlawful under the securities laws of such jurisdiction.
- Mutual fund investing involves risk. Loss of principal is possible.
- For more information on any of our Funds, download a Prospectus from this site or call 800-332-5580 to have one sent to you. The Prospectus contains important information about a fund' s investment objectives, risks, and charges and expenses, and should be re carefully before investing.
- Access to our site or your accounts may be unavailable or delayed during periods of unusual market activity.


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